EXHIBIT B

MATTHEWS INTERNATIONAL FUNDS
COVERED BY THE
ADMINISTRATION AND SHAREHOLDER SERVICES AGREEMENT

The Administration and Shareholder Service Fee for the Fund Complex is as follows:

Portfolio Value of the Funds	Administration and Shareholder Service Fee as a Percent of Portfolio Value of the Funds (Not to Exceed)
$0 to $2 Billion	0.25% of average daily net assets
$2 Billion to $5 Billion	0.20% of average daily net assets
$5 Billion to $7.5 Billion	0.15% of average daily net assets
over $7.5 Billion	0.125% of average daily net assets

MATTHEWS INTERNATIONAL FUNDS By: /s/ John P. McGowan John P McGowan Vice President	MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC By: /s/ Mark W. Headley Mark W. Headley President and Chief Executive Officer